As Filed with the Securities and Exchange Commission on August 1, 2001

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT
Under Section 14(d)(1) or 13(e)(1) of The Securities Exchange Act of 1934

FARGO ELECTRONICS, INC.
(Name of Subject Company (Issuer))

RUSHMORE ACQUISITION CORP.
ZEBRA TECHNOLOGIES CORPORATION
(Names of Filing Persons (Offeror))

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

30744P 10 2
(CUSIP Number of Class of Securities)

EDWARD L. KAPLAN
Chairman
 Zebra Technologies Corporation
333 Corporate Woods Parkway
Vernon Hills, Illinois 60061
Tel.: (847) 634-6700
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)

COPIES TO:

HERBERT S. WANDER, ESQ. MARK D. WOOD, ESQ. Katten Muchin Zavis 525 West Monroe Street Suite 1600 Chicago, Illinois 60661-3693 Tel.: (312) 902-5200	BRUCE A. MACHMEIER, ESQ. THOMAS A. LETSCHER, ESQ. Oppenheimer, Wolff & Donnelly LLP Plaza VII, Suite 3300 45 South Seventh Street Minneapolis, Minnesota 55402-1609 Tel.: (612) 607-7000
/ /
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:
/x/	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
/x/	third-party tender offer subject to Rule 14d-1.
/ /	issuer tender offer subject to Rule 13e-4.
/ /	going-private transaction subject to Rule 13e-3.
/ /	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

[ZEBRA LOGO]                            [FARGO LOGO]

    Zebra Technologies Corporation

    333 Corporate Woods Parkway
    Vernon Hills, Illinois 60061.3109 U.S.A.
    Telephone +1.847.634.6700
    Facsimile +1.847.913.8766
    www.zebra.com

FOR IMMEDIATE RELEASE

Zebra Technologies to Acquire Fargo Electronics

    Vernon Hills, IL, and Eden Prairie, MN, July 31, 2001-Zebra Technologies Corporation (Nasdaq: ZBRA) and Fargo Electronics, Inc., (Nasdaq: FRGO) today announced that the companies have signed a definitive agreement for Zebra to acquire all of the outstanding common stock of Fargo for $7.25 per share in cash, or approximately $86.0 million, plus the assumption of approximately $18.0 million in debt. The transaction will combine the companies' instant-issuance plastic card printing businesses. It will broaden Zebra's product line for on-demand printing of personalized identification cards to provide asset, information and transaction security.

    Under the terms of the agreement, Zebra will begin a cash tender offer for Fargo Electronics common stock. The tender offer will be subject to certain conditions, including successful termination of Hart-Scott-Rodino antitrust review, and at least a majority of the outstanding shares of Fargo's common stock on a fully diluted basis being tendered without withdrawal before expiration of the offer. The tender offer is expected to be completed by the end of August. Following completion of the tender offer, and subject to certain conditions, Zebra intends to consummate a second-step merger in which all of the remaining Fargo stockholders receive the same price paid in the tender offer.

    The $7.25 per share to be paid by Zebra represents a premium of approximately 32% over the closing price of Fargo's common stock on July 30, 2001 and a premium of approximately 60% over the average closing price of Fargo's common stock during the previous 60 days.

    "We respect Fargo for its products, technology and markets served, which will complement Zebra's own capacities in these areas and help deliver enhanced products and services to customers around the world," stated Edward Kaplan, Zebra's chairman and chief executive officer. "The acquisition will bring high-definition printing and image processing technology and an outstanding patent portfolio. We intend to offer customers more products and value-added features by integrating the best from both companies' product lines. Zebra's market strengths in driver's licenses and personal identification will complement Fargo's presence in government applications and access control. We expect that our combined engineering capability will help ensure an ongoing stream of innovative products and accessories, including competitive alternatives to other printing systems and technologies. Overall, this acquisition will further diversify Zebra, as we continue to pursue specialty-printing applications in high-growth emerging markets. It follows our stated plans to use our abundant cash resources, which stood at $183.5 million at June 30, to make strategic acquisitions to build stockholder value."

    Mr. Kaplan added, "World-wide concern continues to grow over the safety and security of people and property. With advances in digital printing and imaging, our products address these issues by delivering high-quality customized identification cards incorporating digital pictures, bar codes, magnetic stripes, and smart card technology. These benefits are provided at the point of issuance by creating a cost-effective card in about a minute or less. Card issuers avoid the cost of providing temporary cards and get the advantage of users immediately putting the card to work, from organization memberships to high-security applications. New applications for instant-issuance ID cards are developing nearly every day, including electronic purse and portable data file uses. We are enthusiastic about this market's growth opportunities and the capabilities of our combined organizations to meet them."

    Fargo Chairman and Chief Executive Officer Gary Holland continued, "We are very pleased to join Zebra in addressing the growing need for personal information and identification systems. Backed by Zebra's exceptional financial strength and resources, our combined companies will be able to address the market with enhanced products and services. Our combined technologies and products, enhanced engineering capabilities, and stronger sales and marketing will help us capture the tremendous opportunities ahead for personalization solutions for access and privacy."

    Certain Fargo key stockholders and management representing approximately 45% of Fargo shares outstanding have signed agreements to tender their shares in the offer.

    U.S. Bancorp Piper Jaffray served as exclusive financial advisor to Zebra Technologies Corporation. Raymond James & Associates, Inc. acted as exclusive financial advisor to Fargo Electronics, Inc. and issued a fairness opinion on this transaction.

    Zebra Technologies will host a conference call to discuss the transaction. The call will take place tomorrow, August 1, 2001, at 11:00 AM Eastern Time. Interested investors are invited to listen to a live Web cast of the conference call, which can be accessed at www.zebracorporation.com and at www.fargo.com. A rebroadcast will be available at a later date.

    This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Fargo common stock. Zebra Technologies Corporation has not yet begun the tender offer referred to herein. The tender offer will be made only through an offer to purchase and related letter of transmittal. All stockholders should read the tender offer statement concerning the tender offer that will be filed by Zebra, and the solicitation/recommendation statement that will be filed by Fargo Electronics, with the Securities and Exchange Commission, each of which will be mailed to stockholders. These statements will contain important information that stockholders should consider before making any decision regarding tendering their shares. Stockholders will be able to obtain these statements in due course, as well as other filings containing information about Zebra and Fargo, without charge, at the SEC's Web site www.sec.gov. Stockholders will also be able to obtain copies of these documents, when available, at no charge, by contacting Zebra's information agent, Mellon Investor Services LLC, at (800) 261-8056. Copies of these documents may also be obtained for free by directing such requests to Zebra's Chief Financial Officer at (847) 793-6730.

    This press release contains forward-looking statements, as defined by the Private Securities Litigation Reform Act of 1995, including, without limitation, the statements regarding the anticipated results of and benefits from Zebra's acquisition of Fargo. These statements are based on current expectations, forecasts and assumptions and are subject to the risks and uncertainties inherent in general industry and market conditions, of general domestic and international economic conditions, and other factors. Specifically, these factors include market acceptance of the companies' combined product lines and competitors' product offerings, as well as the speed of adoption of the companies' printing technologies and competing technologies. They also include the success and speed of Zebra's integration of Fargo's operations following the acquisition and the risk that the acquisition will not be consummated. When used in this release and documents referenced, the words "anticipate," "believe," "estimate," and "expect" and similar expressions, as they relate to the company or its management are intended to identify such forward-looking statements, but are not the exclusive means of identifying these statements. Descriptions of the risks, uncertainties and other factors that could affect the companies' future operations and results can be found in Zebra's and Fargo's prior filings with the Securities and Exchange Commission. In particular, readers are referred to Zebra's Form 10-K for the year ended December 31, 2000 and Fargo's Form 10-K for the year ended December 31, 2000.

    Fargo Electronics, Inc., is the world's leader in innovative technologies for desktop plastic card personalization systems. Fargo printing systems create personalized plastic identification cards complete with digital images and text, lamination, and electronically encoded information. More than 50,000

Fargo systems are currently installed throughout the U.S. and in over 100 other countries. For more information, visit Fargo's Web site at http://www.fargo.com.

    Zebra Technologies Corporation manufactures and distributes Zebra-brand on-demand thermal bar code label printers and Eltron®-brand instant-issuance plastic card printers used in automatic identification, personalization and security applications worldwide. The company, with an installed base of two million printers, also offers software and related supplies, including more than 1,000 label and ribbon combinations. Zebra's customers include more than 70 percent of the FORTUNE 500. Information about Zebra Technologies Corporation can be found at www.zebracorporation.com.

For Information, Contact:
Charles R. Whitchurch
Chief Financial Officer
Zebra Technologies Corporation
Phone: 847.634.6700
Fax: 847.821.2545

Paul Stephenson
Chief Financial Officer
Fargo Electronics, Inc.
Phone: 952.946.6330
Fax: 952.941.7836